SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Medical Staffing Network Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58463F104

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58463F104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fleet Venture Resources, Inc. TIN#: 05-0315508

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Rhode Island

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 317,312

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 3,022,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fleet Equity Partners VI, L.P. TIN#: 05-0481063

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 135,989

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 3,022,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silverado IV Corp. TIN#: 05-0481110

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 135,989

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 3,022,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chisholm Partners IV, L.P. TIN#: 05-0504776

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 537,414

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 3,022,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chisholm Management IV, L.P. TIN#: 05-0504777

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 554,038

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 3,022,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nautic Partners V, L.P. TIN#: 05-0511341

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 2,012,663

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 3,022,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nautic Management V, L.P. TIN#: 05-0511342

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 2,014,677

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 3,022,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kennedy Plaza Partners II, LLC TIN#: 05-0504774

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 16,624

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 3,022,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kennedy Plaza Partners III, LLC TIN#: 05-0511339

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 2,014

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 3,022,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert M. Van Degna

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 3,022,016

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 3,022,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Habib Y. Gorgi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 3,022,016

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 3,022,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Scott F. Hilinski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 2,568,715

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 2,568,715

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Riordon B. Smith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 2,568,715

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 2,568,715

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bernard V. Buonanno, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 2,568,715

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 2,568,715

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory M. Barr

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 2,568,715

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 2,568,715

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael W. Joe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 2,568,715

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 2,568,715

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Medical Staffing Network Holdings, Inc.
(b)	Address of Issuer's Principal Executive Offices 901 Yamato Road, Suite 100 Boca Raton, FL 33431

Item 2.
(a)

Name of Person Filing
1)  Fleet Venture Resources, Inc.

2)  Fleet Equity Partners VI, L.P.

3)  Silverado IV, Corp.

4)  Chisholm Partners IV, L.P.

5)  Chisholm Management IV, L.P.

6)  Nautic Partners V, L.P.

7)  Nautic Management V, L.P.

8)  Kennedy Plaza Partners II, LLC

9)  Kennedy Plaza Partners III, LLC

10)  Robert M. Van Degna

11)  Habib Y. Gorgi

12)  Scott F. Hilinski

13)  Riordon B. Smith

14)  Bernard V. Buonanno, III

15)  Gregory M. Barr

16)  Michael W. Joe

(b)	Address of Principal Business Office or, if none, Residence 50 Kennedy Plaza Providence, RI 02903
(c)

Citizenship
1) RI Corporation

2) DE Partnership

3) DE Corporation

4) DE Partnership

5) DE Partnership

6) DE Partnership

7) DE Partnership

8) DE Corporation

9) DE Corporation

10) United States citizen

11) United States citizen

12) United States citizen

13) United States citizen

14) United States citizen

15) United States citizen

16) United States citizen

(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 58463F104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable
Item 4.	Ownership

Nautic Partners V, L.P. (NPV) owns of record 2,012,663 shares of Common Stock.

Fleet Venture Resources, Inc.(FVR) owns of record 317,312 shares of Common Stock.

Fleet Equity Partners VI, L.P. (FEPVI) owns of record 135,989 shares of Common Stock.

Chisholm Partners IV, L.P. (CPIV) owns of record 537,414 shares of Common Stock.

Kennedy Plaza Partners II, LLC (KPPII) owns of record 16,624 shares of Common Stock

Kennedy Plaza Partners III, LLC (KPPIII) owns of record 2,014 shares of Common Stock

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 3,022,016 shares of Common Stock
	(b)	Percent of class: 10.0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 3,022,016
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 3,022,016

By virtue of an agreement dated June 30, 2000, among FleetBoston Financial Corporation ("FBF") and certain other parties thereto (the “Management Agreement”) FBF delegated voting and investment power over certain of the shares to certain persons and entities named therein who are affiliated with the shareholder entities named above.  Certain of such persons and entities were granted a power of attorney to execute such voting and investment power on their behalf.  Pursuant to the Management Agreement, Silverado IV Corp. (“SIVC”) was given sole voting and investment power over shares owned by FEPVI.  SIVC, and the persons who control SIVC, Robert M. Van Degna and Habib Y. Gorgi, may be deemed to share beneficial ownership of the shares held by FEPVI.

Nautic Management V, LP (“NMV”), formerly known as Navis Management V, LP, is the General Partner of NPV and Manager of KPPIII.  NMV and the persons who control NMV, Mr. Van Degna, Mr. Gorgi, Scott F. Hilinski, Riordon B. Smith, Bernard V. Buonanno, III, Gregory M. Barr, and Michael W. Joe, may be deemed to share beneficial ownership of the shares held by NPV.  NMV and the persons who control NMV, Mr. Van Degna, Mr. Gorgi, Mr. Hilinski, Mr. Smith, Mr. Buonanno, III, Mr. Barr, and Mr. Joe, may be deemed to share beneficial ownership of the shares held by KPPIII.

Chisholm Management IV, LP (“CMIV”) is the General Partner of CPIV and Manager of KPPII.  Chisholm Management IV, LP and the persons who control Chisholm Management IV, LP, Mr. Van Degna, Mr. Gorgi, Mr. Hilinski, Mr. Smith, Mr. Buonanno, III, Mr. Barr, and Mr. Joe, may be deemed to share beneficial ownership of the shares held by CPIV.  Chisholm Management IV, LP and the persons who control Chisholm Management IV, LP, Mr. Van Degna, Mr. Gorgi, Mr. Hilinski, Mr. Smith, Mr. Buonanno, III, Mr. Barr, and Mr. Joe, may be deemed to share beneficial ownership of the shares held by KPPII.  FVR holds shares that were obtained as part of a co-investment arrangement with CPIV under the Management Agreement.  Certain persons named in the Management Agreement may be deemed to share beneficial ownership of the shares held by FVR by virtue of the Management Agreement and the power of attorney described above.

All shares indicated as owned by the aforementioned entities are included due to the Management Agreement or each such entity's affiliation with one or more other named shareholder entities or persons who exercise control over such entities

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Fleet Growth Resources II, Inc. (“FGRII”) is a general partner of FEP VI.  FleetGrowth Resources, Inc. (“FGR”) owns all of the outstanding common stock of FGRII.  FBF owns all of the outstanding common stock of FGR.  As a result of these relationships, these entities may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by FEP VI.

FBF owns all of the outstanding common stock of FVR.  As a result, FBF may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by FVR.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

EXHIBIT A

Identification and Classification of Members of the Group:

Fleet Venture Resources, Inc.	CO
Fleet Equity Partners VI, L.P.	PN
Silverado IV Corp.	CO
Chisholm Partners IV, L.P.	PN
Chisholm Management IV, L.P.	PN
Nautic Partners V, L.P.	PN
Nautic Management V, L.P.	PN
Kennedy Plaza Partners II, LLC	CO
Kennedy Plaza Partners III, LLC	CO
Robert M. Van Degna	IN
Habib Y. Gorgi	IN
Scott F. Hilinski	IN
Riordon B. Smith	IN
Bernard V. Buonanno, III	IN
Gregory M. Barr	IN
Michael W. Joe	IN

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	FLEET VENTURE RESOURCES, INC.

/s/ Habib Y. Gorgi
By: Habib Y. Gorgi
As Attorney-In-Fact Granted 8/4/00

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	FLEET EQUITY PARTNERS VI, L.P.

/s/ Habib Y. Gorgi
By: Habib Y. Gorgi
President & Secretary, Silverado IV Corp.
A General Partner, Fleet Equity Partners VI, L.P.

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	SILVERADO IV CORP.

/s/ Habib Y. Gorgi
By: Habib Y. Gorgi
President & Secretary

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	CHISHOLM PARTNERS IV, L.P.

/s/ Habib Y. Gorgi
By: Habib Y. Gorgi
Managing Director, Chisholm Management IV, L.P.
General Partner, Chisholm Partners IV, L.P.

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	CHISHOLM MANAGEMENT IV, L.P.

/s/ Habib Y. Gorgi
By: Habib Y. Gorgi
Managing Director

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	NAUTIC PARTNERS V, L.P.

/s/ Habib Y. Gorgi
By: Habib Y. Gorgi
Managing Director, Nautic Management V, L.P.,
General Partner, Nautic Partners V, L.P.

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	NAUTIC MANAGEMENT V, L.P.

/s/ Habib Y. Gorgi
By: Habib Y. Gorgi
Managing Director

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	KENNEDY PLAZA PARTNERS II, LLC

/s/ Habib Y. Gorgi
By: Habib Y. Gorgi
Managing Director, Chisholm Management IV, L.P.
Manager, Kennedy Plaza Partners II, LLC

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	KENNEDY PLAZA PARTNERS III, LLC

/s/ Habib Y. Gorgi
By: Habib Y. Gorgi
Managing Director, Nautic Management V, L.P.,
Manager, Kennedy Plaza Partners III, LLC

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	ROBERT M. VAN DEGNA

/s/ Robert M. Van Degna
By: Robert M. Van Degna

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	HABIB Y. GORGI

/s/ Habib Y. Gorgi
By: Habib Y. Gorgi

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	SCOTT F. HILINSKI

/s/ Scott F. Hilisnki
By: Scott F. Hilinski

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	RIORDON B. SMITH

/s/ Riordon B. Smith
By: Riordon B. Smith

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	BERNARD V. BUONANNO, III

/s/ Bernard V. Buonanno, III
By: Bernard V. Buonanno, III

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	GREGORY M. BARR

/s/ Gregory M. Barr
By: Gregory M. Barr

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003	MICHAEL W. JOE

/s/ Michael W. Joe
By: Michael W. Joe